Exhibit 99.1

17 December 2003	The Bank of Bermuda Limited 6 Front Street, Hamilton HM 11 P.O. Box HM 1020 Hamilton HM DX, Bermuda Telephone (441) 295-4000 Facsimile (441) 295-7093 SWIFT Address BBDABMHM www.bankofbermuda.com

Special General Meeting of Shareholders
YOUR VOTE IS IMPORTANT

Dear Fellow Shareholder:

By now you should have received your proxy material for the special general meeting of shareholders of The Bank of Bermuda Limited (the “Bank”) to be held on 16 February 2004. Please give it your careful attention. The purpose of the meeting is to consider and approve an amalgamation pursuant to which HSBC Holdings plc will acquire the Bank. Under the terms of the agreement, Bank shareholders will receive a total of $45.00 per Bank share in cash.

Your Board of Directors has unanimously approved the pending transaction and recommends a vote “FOR” the amalgamation. Whether or not you plan to attend the meeting, you are urged to sign, date and mail your proxy card. A duplicate proxy card and return envelope are enclosed for your convenience.

Maximising Shareholder Value

Your Board believes that this transaction is in the best interests of the Bank, its shareholders, customers and employees, and the people of Bermuda, and reached this determination following considerable deliberation. We believe that joining the HSBC Group, the world’s second largest banking group, at this time is better for our shareholders than continuing as a stand-alone bank in an increasingly competitive, global market. Please consider the following:

•	Securing shareholder value: The $45 consideration represents a 16.3% premium over the average closing price of your shares in the ninety days prior to the agreement with HSBC.
•	Competitive Factors: There are challenges in continuing as a stand-alone organisation, both in Bermuda and internationally. The Bank competes against much larger companies in many of its markets. Competition is intensifying and growing costs (technology and compliance, for example) are making it increasingly difficult to compete with bigger competitors who are better able to absorb these costs and invest in their operations.
•	Further, given the Bermuda Government’s stated goal of opening up the Bermuda financial services market to foreign institutions, it would only be a matter of time before large international companies with stronger balance sheets and more diverse product offerings further increase competitive pressures.
•	Independent financial opinion: Our independent financial advisor, Merrill Lynch, has given us an opinion that the consideration to be received by shareholders is fair from a financial point of view and their detailed fairness opinion and analysis is contained in your proxy statement.
•	World Class Institution: We have chosen to join with a world-class institution, which will bring all its strengths and a commitment to Bermuda, at a time before the gains our shareholders have realised can be adversely affected. We further believe that HSBC, the “world’s local bank,” offers a unique fit, not only to our lines of business, but how we approach doing business.

Finally, we would like to point out a printing error on page 7 in the proxy statement sent to you last week. In the Balance Sheet Data for the nine months ended 30 September 2003 the Total Shareholders Equity is shown as “$669,601,000.” In fact, Total Shareholders Equity should be “$699,601,000.” This is a typographical error and all calculations and ratios based on Total Shareholders Equity were performed using the correct number. Additionally, all previous publicly disclosed balance sheet information as at 30 September 2003, including our 6K SEC filing, contained the correct number. We apologise for any inconvenience.

Your Vote is Important
Your vote is important, regardless of the number of shares you own. We remind you that in order for your proxy to be valid it must be received by midnight, Bermuda time, 1 February 2004, the proxy voting deadline, so please act at your earliest convenience. Accordingly, you are urged to sign, date and mail promptly your proxy card.

We sincerely appreciate the many comments of encouragement and support we have received from shareholders.

On behalf of your Board of Directors.

/s/ JOSEPH C.H. JOHNSON Joseph C.H. Johnson J.P. Chairman, Board of Directors	/s/ HENRY B. SMITH Henry B. Smith Chief Executive Officer

Important

If you have any questions or need assistance in voting your shares, please call the Bank at (441) 299-5025 (Bermuda residents). All U.S. residents should call D.F. King & Co., Inc., which is assisting the Bank, toll free at (800) 659-6590. Residents of other jurisdictions may call D.F. King collect at (718) 361-4120.